Exhibit 12.1

Marathon Petroleum Corporation Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited
(In millions)

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
Portion of rentals representing interest	$109	$110	$85	$71	$46
Capitalized interest	64	37	27	28	101
Other interest and fixed charges	539	288	201	167	90
Preference security dividend requirements of consolidated subsidiaries	41	—	—	—	—
Total fixed charges (A)	$753	$435	$313	$266	$237
Earnings-pretax income with applicable adjustments (B)	$3,004	$4,852	$4,194	$3,518	$5,423
Ratio of (B) to (A)	4.0	11.2	13.4	13.2	22.9